

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2020

Thomas M. Siebel
Chief Executive Officer
C3.ai, Inc.
1300 Seaport Blvd, Suite 500
Redwood City, CA 94063

> **Re: C3.ai, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 30, 2020**
> **File No. 333-250082**

Dear Mr. Siebel:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Notes to Consolidated Financial Statements
Reverse Stock Split, page F-9

1. You disclose that you effected a 6-for-1 reverse stock split that resulted in 390,000,000 authorized shares of the Class A common stock. Amendment No. 1 to Registration Statement on Form S-1 dated November 23, 2020 shows the authorized shares of Class A common stock, Class B common stock, and Class C common stock were 700,000,000 shares, 405,000,000 shares, and 1,789,159 shares, respectively. Please reconcile the change in authorized shares from Amendment No. 1 to Amendment No. 2, revise your disclosure to clarify the causes of such change, and advise us of the authoritative basis for the retroactive presentation. We refer you to SAB Topic 4C which indicates that retroactive effect in the balance sheet is given to a capital structure changes related to

Thomas M. Siebel
C3.ai, Inc.
December 2, 2020
Page 2

stock splits and dividends occurring after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of the registration statement, whichever is later.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Calise Cheng